EXHIBIT 99.1

Form 51-102F3

Material Change Report

1.	Name and Address of Company

Nomad Royalty Company Ltd. (“Nomad”)
1275 Av. des Canadiens-de-Montréal
Suite 500
Montreal, Québec H3B 0G4

2.	Date of Material Change

December 8, 2021.

3.	News Release

Nomad issued a press release with respect to the material change described below on December 8, 2021 via CNW Telbec.

4.	Summary of Material Change

Nomad entered into a gold purchase agreement with Ivanplats (Pty) Ltd. (“Ivanplats” or “Seller”), which is 64% owned by Ivanhoe Mines Ltd. (“Ivanhoe” or “Seller”), and is the owner of the tier-one Platreef palladium-rhodium-platinum-nickel-copper-gold project located in Limpopo, South Africa (“Platreef”).

5.	Full Description of Material Change

5.1.	Full Description of Material Change

Nomad entered into a gold purchase agreement with Ivanplats, which is 64% owned by Ivanhoe, and is the owner of Platreef. Nomad will provide $75 million in gold stream funding to Ivanplats as part of a $200 million gold stream (“Gold Stream”) co-investment with Orion Mine Finance (“Orion”). Orion will also separately provide $100 million under a Palladium and Platinum stream for total stream funding of $300 million to Ivanplats to fund a large portion of the phase 1 capital costs for Platreef, with initial production scheduled in 2024. In this Material Change Report, all figures quoted herein are in United States dollars unless otherwise indicated.

Under the terms of the Gold Stream, Nomad and Orion (“Stream Purchasers”) will make up-front cash payments totalling $200 million and will receive an aggregate total of 100% of payable gold production (37.5% attributable to Nomad) until 350,000 ounces have been delivered (131,250 attributable to Nomad), after which the stream will be reduced to 80% of payable gold production (30% attributable to Nomad) until an aggregate of 685,280 ounces of gold have been delivered to the Stream Purchasers. The Gold Stream will be based on all recovered gold from Platreef, subject to a fixed gold payability of 80%. The Stream Purchasers will make ongoing payments equal to the lower of the market price of gold or $100/oz.

TRANSACTION HIGHLIGHTS

•	Adds Tier 1 Gold Stream to Nomad’s Existing High-Quality Portfolio
	o	Platreef is largely considered to be “one of the best undeveloped platinum-group-metals (“PGM”) deposit in the world”
	o	It is expected that Platreef will be the lowest cost PGM producer with projected cash costs of $460/oz 3PE+Au1, net of by-products[2]

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1 3PE+Au means: platinum, palladium, rhodium and gold.

2 Source: Technical report entitled “Platreef Integrated Development Plan 2020” with an effective date of December 6, 2020, a copy of which is available on the Ivanhoe Mines Ltd.’s SEDAR profile at www.sedar.com.

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	o	Platreef is a long-life mining asset with an expected initial 30 years of life based on current reserves of 17.6 million ounces 3PE+Au (124.7Mt grading 4.40g/t 3PE+Au) reserves[2]
	o	The phased development approach for Platreef provides growth as the operation expands towards its long-term production capacity
	o	Nomad’s estimated attributable Reserves and Resources to grow substantially
•	Near-Term Production
	o	First concentrate production is targeted for 2024 from Phase 1 of development at Platreef
	o	Shaft 1 changeover is progressing well in preparation for permanent hoisting by early 2022[3]
	o	Completed 996-metre deep Shaft 1 to be used to initially access the Flatreef orebody³
•	Large and Stable Production with World-Scale Expansion Potential
	o	Platreef will be a large and highly mechanized underground mine[2]
	o	Phase 1 expected to produce 700k tonnes per annum (“tpa”) by 2024 with subsequent ramp up to 5.2Mtpa by 2030 following phase 2 and 3 expansions[2]
	o	Definitive feasibility study for Platreef’s phased development plan to be issued in early 2022[3]
o

Construction of Shaft 2 has commenced and Ivanhoe is evaluating changes to the sinking methodology for Shaft 2 to significantly accelerate the availability of the shaft for hoisting, compared to the previously released preliminary economic assessment[3]

	o	Long-term potential expansion to 12Mtpa which would position Platreef among the largest and lowest-cost nickel and PGM producer in the world[3]
•	Tier-One Proven Mine Operator and Developer
	o	Ivanhoe’s robust and experienced management team holds a strong track record of exploration, development & operating success
	o	Demonstrated success of the phased development approach at Kamoa-Kakula, Ivanhoe’s flagship operation[3]
	o	Strong ESG focus and framework
•	Striving to be a Zero-Carbon Mine
o

Emissions-free battery-electric underground fleet expected to arrive on site in early 2022 as part of a partnership with Epiroc for emissions-free mining equipment as an important first step towards achieving Ivanplat’s net-zero carbon emissions goals[3]

	o	Vigorously pursuing new renewable energy generation options to power Platreef’s operations[3]
•	Demonstrates Nomad’s Streaming Expertise and Strong Partnership with Orion
	o	Transaction highlights Nomad and Orion’s strong alignment and ability to execute high-quality streaming transactions
	o	Second sizeable streaming transaction for Nomad with a tier-one operator.

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3 Source: Ivanhoe’s press release dated December 8, 2021 entitled: “Platreef Mine secures US$200 million gold stream financing and additional US$100 million palladium and platinum stream”, a copy of which is available on the Ivanhoe Mines Ltd.’s SEDAR profile at www.sedar.com.

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TERMS OF THE GOLD STREAM AGREEMENT
•

Advance Deposit: Stream Purchasers to fund an advance deposit of $200 million to Ivanplats ($75 million attributable to Nomad), of which $50 million ($18.75 million attributable to Nomad) is expected to be paid in Q4 2021 (the “First Deposit”) and $150 million ($56.25 million attributable to Nomad) is expected to be paid in the second half of 2022 (the “Second Deposit”). Funding of the First Deposit will coincide with the closing of the transaction. Funding of the Second Deposit is expected during the second half of 2022 and will be conditional upon satisfaction of certain conditions precedent.

•

Gold Stream: Under the Gold Stream, the Stream Purchasers will be entitled to delivery of 100% of payable gold production (37.5% attributable to Nomad) until 350,000 ounces of gold have been delivered to the Stream Purchasers (131,250 ounces of gold attributable to Nomad), 80% of payable gold production (30% attributable to Nomad) until 685,280 ounces have been delivered (256,980 ounces of gold attributable to Nomad), and 5% of payable gold production thereafter from the stream area as long as certain conditions are met.

•	Payability: The Gold Stream will be based on all recovered gold from Platreef, subject to a fixed gold payability of 80%.
•

Cash Payment: Nomad will pay the Seller ongoing payments, at the time of each delivery, equal to the lower of the market price of gold or $100/oz for each ounce of refined gold delivered under the Gold Stream until 685,280 ounces of gold have been delivered to the Stream Purchasers, and an ongoing price of 80% of the spot gold price for each ounce of gold delivered thereafter.

•

Exploration Upside: Significant exploration potential exists immediately outside the area of Inferred Mineral Resources that has not been explored by Ivanhoe. Four targets have been defined in areas that are contiguous with the current Mineral Resource areas at Platreef.

Mineralization at the Platreef Project is open to expansion to the south and west, beyond the area of the current Mineral Resources. Indicated Resources are shown in green and Inferred Resources are shown in blue.[4]

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4 Source: Technical information found on Ivanhoe Mines Ltd.’s website at www.ivanhoemines.com/projects/platreef-project/

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5.2.	Disclosure required for a “Restructuring Transaction”

Not applicable.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

The executive officer who can answer questions regarding this report is Mr. Vincent Metcalfe, Chief Executive Officer of Nomad. Mr. Metcalfe can be reached at (438) 538-7555 or vmetcalfe@nomadroyalty.com.

9.	Date of Report

December 17, 2021.

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